

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON SHARES TRADING EX-RIGHTS AND EX-WARRANTS

CALGARY, August 18, 2011 – Compton Petroleum Corporation (TSX - CMT) ("Compton") announces that the Corporation's shares began trading "ex-rights" and "ex-warrants" on the Toronto Stock Exchange ("TSX") at the open of business today, August 18, 2011. The Rights and Cashless Warrants trade under the symbols CMT.RT and CMT.WT.A, respectively.

Shares purchased on or following August 18, 2011 will not be entitled to receive the Rights or Cashless Warrants. Trading of the Rights is expected to continue until noon (Toronto time) on September 20, 2011, at which time the Rights will be halted and Rights which are not exercised by 5:00 p.m. (Calgary time) on September 20, 2011 will be void and have no value.

Packages containing the Short Form Prospectus qualifying the distribution of certain Rights, Cashless Warrants and Common Shares of Compton along with the Rights Certificate will be mailed to shareholders on August 26, 2011. Shareholders wishing to exercise their Rights must forward the completed Rights Certificate along with the applicable funds to Computershare Investor Services Inc. (the subscription agent) no later than 5:00 p.m. (Calgary time) on September 20, 2011.

Further information about the Recapitalization is available on SEDAR (www.sedar.com) and Compton's website (www.comptonpetroleum.com).

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the key

dates in relation to the Recapitalization; (ii) the completion of the Recapitalization and its impact on the Corporation, (iii) cash flow and capital and operating expenditures, (iv) exploration, drilling, completion, and production matters, (v) results of operations, (vi) financial position, and (vii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Tim Granger
President & CEO
Ph: (403) 205-7480

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

Noteholders:

Mackenzie Partners
Information Agent
Ph: (212) 929-5500
Toll-free: (800) 322-2885
Email: proxy@mackenziepartners.com

Shareholders:

Computershare Investor Services Inc.
Subscription Agent
Ph: (905) 771-4082
Toll-free: (800) 564-6253
Email: corporateactions@computershare.com